UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended March 31, 2013

Commission File Number 001-35345

PACIFIC DRILLING S.A.

37, rue d’Anvers

L-1130 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Yes  ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PACIFIC DRILLING S.A.

Report on Form 6-K for the quarter ended March 31, 2013

As used in this quarterly report, unless the context otherwise requires, references to “Pacific Drilling,” the “Company,” “we,” “us,” “our” and words of similar import refer to Pacific Drilling S.A. and its subsidiaries. Unless otherwise indicated, all references to “U.S. $” and “$” in this report are to, and amounts are represented in, United States dollars.

The information and the unaudited condensed consolidated financial statements in this quarterly report on Form 6-K (this “Quarterly Report”) should be read in conjunction with our Annual Report on Form 20-F for the year ended December 31, 2012 filed with the Securities and Exchange Commission on February 28, 2013, or our 2012 Annual Report. We prepare our unaudited condensed consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (“GAAP”).

PART I — FINANCIAL INFORMATION

Item 1 — Financial Statements (Unaudited)

Unaudited Condensed Consolidated Financial Statements

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(in thousands, except share and per share information) (unaudited)

	Three Months Ended March 31,
	2013	2012
Revenues
Contract drilling	$175,016	$117,394
Costs and expenses
Contract drilling	(84,452)	(64,911)
General and administrative expenses	(11,028)	(12,440)
Depreciation expense	(36,503)	(22,642)

	(131,983)	(99,993)
Loss of hire insurance recovery	—	23,671

Operating income	43,033	41,072
Other income (expense)
Interest expense	(22,760)	(19,280)
Other income	192	3,010

Income before income taxes	20,465	24,802
Income tax expense	(5,403)	(6,457)

Net income	$15,062	$18,345

Earnings per common share, basic (Note 9)	$0.07	$0.08

Weighted average number of common shares, basic (Note 9)	216,902,000	216,900,000

Earnings per common share, diluted (Note 9)	$0.07	$0.08

Weighted average number of common shares, diluted (Note 9)	216,966,284	216,902,496

See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

(in thousands) (unaudited)

	Three Months Ended March 31,
	2013	2012
Net income	$15,062	$18,345
Other comprehensive income (loss):
Unrecognized loss on derivative instruments	(94)	(5,890)
Reclassification adjustment for loss on derivative instruments realized in net income (Note 6)	5,466	2,793

Total other comprehensive income (loss)	5,372	(3,097)

Total comprehensive income	$20,434	$15,248

See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(in thousands, except par value and share amounts)

	March 31,	December 31,
	2013	2012
	(unaudited)
Assets:
Cash and cash equivalents	$467,691	$605,921
Restricted cash	47,451	47,444
Accounts receivable	117,608	152,299
Materials and supplies	51,034	49,626
Deferred financing costs	22,370	17,707
Current portion of deferred mobilization costs	37,519	37,519
Prepaid expenses and other current assets	16,598	13,930

Total current assets	760,271	924,446

Property and equipment, net	3,864,764	3,760,421
Restricted cash	124,740	124,740
Deferred financing costs	44,791	32,157
Other assets	43,242	52,164

Total assets	$4,837,808	$4,893,928

Liabilities and shareholders’ equity:
Accounts payable	$23,988	$30,230
Accrued expenses	30,686	39,345
Current portion of long-term debt	218,750	218,750
Accrued interest payable	31,569	29,594
Derivative liabilities, current	17,013	17,995
Current portion of deferred revenue	68,658	66,142

Total current liabilities	390,664	402,056

Long-term debt, net of current maturities	1,981,400	2,034,958
Deferred revenue	87,835	97,014
Other long-term liabilities	40,174	44,652

Total long-term liabilities	2,109,409	2,176,624

Commitments and contingencies
Shareholders’ equity:
Common shares, $0.01 par value, 5,000,000,000 shares authorized, 224,100,000 shares issued and 216,902,000 shares outstanding as of March 31, 2013 and December 31, 2012	2,169	2,169
Additional paid-in capital	2,351,597	2,349,544
Accumulated other comprehensive loss	(53,044)	(58,416)
Retained earnings	37,013	21,951

Total shareholders’ equity	2,337,735	2,315,248

Total liabilities and shareholders’ equity	$4,837,808	$4,893,928

See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Shareholders’ Equity

(in thousands, except share amounts) (unaudited)

	Common shares		Treasury	Additional paid-in	Accumulated other comprehensive	Retained	Total shareholders’
	Shares	Amount	Shares	capital	loss	earnings	equity
Balance at December 31, 2012	216,902,000	$2,169	7,198,000	$2,349,544	$(58,416)	$21,951	$2,315,248
Share-based compensation	—	—	—	2,053	—	—	2,053
Other comprehensive income	—	—	—	—	5,372	—	5,372
Net income	—	—	—	—	—	15,062	15,062

Balance at March 31, 2013	216,902,000	$2,169	7,198,000	$2,351,597	$(53,044)	$37,013	$2,337,735

See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(in thousands) (unaudited)

	Three Months Ended March 31,
	2013	2012
Cash flow from operating activities:
Net income	$15,062	$18,345
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation expense	36,503	22,642
Amortization of deferred revenue	(16,851)	(19,296)
Amortization of deferred mobilization costs	9,599	14,673
Amortization of deferred financing costs	3,687	2,861
Deferred income taxes	(677)	418
Share-based compensation expense	2,053	923
Changes in operating assets and liabilities:
Accounts receivable	34,691	(179,397)
Materials and supplies	(1,408)	(1,557)
Prepaid expenses and other assets	(3,404)	(57,364)
Accounts payable and accrued expenses	(17,296)	17,639
Deferred revenue	10,188	131,141

Net cash provided by (used in) operating activities	72,147	(48,972)

Cash flow from investing activities:
Capital expenditures	(134,959)	(102,115)
Decrease (increase) in restricted cash	(7)	19,486

Net cash used in investing activities	(134,966)	(82,629)

Cash flow from financing activities:
Proceeds from long-term debt	1,000	300,000
Payments on long-term debt	(54,687)	—
Deferred financing costs	(21,724)	(6,333)

Net cash provided by (used in) financing activities	(75,411)	293,667

Increase (decrease) in cash and cash equivalents	(138,230)	162,066
Cash and cash equivalents, beginning of period	605,921	107,278

Cash and cash equivalents, end of period	$467,691	$269,344

See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 1 — Nature of Business

Pacific Drilling S.A. and its subsidiaries (“Pacific Drilling,” the “Company,” “we,” “us” or “our”) is an international offshore drilling contractor committed to becoming the preferred provider of ultra-deepwater drilling services to the oil and natural gas industry through the use of high-specification rigs. Our primary business is to contract our ultra-deepwater rigs, related equipment and work crews, primarily on a dayrate basis, to drill wells for our clients. As of March 31, 2013, the Company operates four drillships under client contract and has four drillships under construction at Samsung Heavy Industries (“SHI”), two of which are under client contract.

Note 2 — Significant Accounting Policies

Basis of Presentation — Our accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) for interim financial information and Article 10 of Regulation S-X of the Securities and Exchange Commission. Pursuant to such rules and regulations, these financial statements do not include all disclosures required by GAAP for complete financial statements. The unaudited condensed consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary for a fair presentation of financial position, results of operations and cash flows for the presented interim periods. Such adjustments are considered to be of a normal recurring nature unless otherwise identified. Operating results for the three months ended March 31, 2013 are not necessarily indicative of the results that may be expected for the year ending December 31, 2013 or for any future period. The accompanying unaudited condensed consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements and notes of the Company for the year ended December 31, 2012.

Principles of Consolidation — The unaudited condensed consolidated financial statements include the accounts of Pacific Drilling S.A. and consolidated subsidiaries that we control by ownership of a majority voting interest. We eliminate all intercompany transactions and balances in consolidation.

We currently are party to a Nigerian joint venture, Pacific International Drilling West Africa Limited (“PIDWAL”), which is fully controlled and 90% owned by us with 10% owned by Derotech Offshore Services Limited (“Derotech”), a privately-held Nigerian registered limited liability company. Derotech will not accrue the economic benefits of its interest in PIDWAL unless and until it satisfies certain outstanding obligations to us and a certain pledge is cancelled by us. Accordingly, we consolidate all PIDWAL interests and no portion of PIDWAL’s operating results is allocated to the noncontrolling interests. In addition to the joint venture agreement, we currently have marketing and logistic services agreements with Derotech and an affiliated company of Derotech. During the three months ended March 31, 2013 and 2012, we incurred fees of $2.1 million and $1.0 million, respectively, under the marketing and logistic services agreements.

Recently Issued Accounting Standards

Presentation of Comprehensive Income—In February 2013, the Financial Accounting Standards Board (“FASB”) issued an accounting standards update on the reporting of amounts reclassified out of accumulated other comprehensive income. This guidance requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. We adopted the accounting standards update effective January 1, 2013. The adoption of the accounting standards update concerns presentation and disclosure only and did not have an impact on our consolidated financial position or results of operations.

Balance Sheet Offsetting—In December 2011, the FASB issued an accounting standards update that expands the disclosure requirements for the offsetting of assets and liabilities related to certain financial instruments and derivative instruments. The update requires disclosures of gross and net information for financial instruments and derivative instruments that are eligible for net presentation due to a right of offset, an enforceable master netting arrangement or similar agreement. We adopted the accounting standards update effective January 1, 2013. The adoption of the accounting standards update concerns presentation and disclosure only and did not have an impact on our consolidated financial position or results of operations.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) — Continued

Note 3 — Property and Equipment

Property and equipment consists of the following as of:

	March 31,	December 31,
	2013	2012
	(In thousands)
Drillships and related equipment	$4,033,264	$3,892,623
Other property and equipment	7,065	7,025

Property and equipment, cost	4,040,329	3,899,648
Accumulated depreciation	(175,565)	(139,227)

Property and equipment, net	$3,864,764	$3,760,421

On March 15, 2011, we entered into two contracts with SHI for the construction of the Pacific Khamsin and the Pacific Sharav, which are expected to be delivered to us at the shipyard in the second quarter of 2013 and fourth quarter of 2013, respectively. On March 16, 2012 and January 25, 2013, we entered into additional contracts for the construction of the Pacific Meltem and the Pacific Zonda, which are expected to be delivered to us at the shipyard in the second quarter of 2014 and the first quarter of 2015, respectively.

The SHI contracts for the Pacific Khamsin, the Pacific Sharav, the Pacific Meltem and the Pacific Zonda provide for an aggregate purchase price of approximately $2.0 billion for the acquisition of these four vessels, payable in installments during the construction process, of which we have made payments of $449.9 million through March 31, 2013. We anticipate making payments of approximately $799.3 million during the remainder of 2013, approximately $433.3 million in 2014 and approximately $336.4 million in 2015.

During the three months ended March 31, 2013 and 2012, we capitalized interest costs of $18.2 million and $10.1 million, respectively, on assets under construction.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) — Continued

Note 4 — Debt

A summary of debt is as follows:

	March 31,	December 31,
	2013	2012
	(In thousands)
Due within one year:
Bora Term Loan	$50,000	$50,000
Mistral Term Loan	62,500	62,500
Scirocco Term Loan	43,750	43,750
Santa Ana Term Loan	62,500	62,500

Total current debt	218,750	218,750
Long-term debt:
Bora Term Loan	$287,500	$300,000
Mistral Term Loan	309,375	325,000
Scirocco Term Loan	276,563	287,500
Santa Ana Term Loan	309,375	325,000
8.25% Senior Unsecured Bonds	300,000	300,000
7.25% Senior Secured Bonds	497,587	497,458
Senior Secured Credit Facility	1,000	—

Total long-term debt	1,981,400	2,034,958

Total debt	$2,200,150	$2,253,708

Project Facilities Agreement

On September 9, 2010, Pacific Bora Ltd., Pacific Mistral Ltd., Pacific Scirocco Ltd., and Pacific Santa Ana Ltd. (collectively, the “PFA Borrowers”), and Pacific Drilling Limited (the “Guarantor”) (collectively, the “PFA Borrowing Group”) entered into a project facilities agreement with a group of lenders to finance the construction, operation and other costs associated with the Pacific Bora, the Pacific Mistral, the Pacific Scirocco and the Pacific Santa Ana, (as amended on November 16, 2010, as amended and restated on March 30, 2011 and as further amended and restated on March 30, 2012, the “Original Project Facilities Agreement”). On April 19, 2012, in connection with the Temporary Import Bond Facilities described below, the PFA Borrowing Group amended and restated the Original Project Facilities Agreement by entering into the Third Amended and Restated Project Facilities Agreement (the “Project Facilities Agreement” or “PFA”). On December 28, 2012, the PFA Borrowing Group entered into the Second Amendment Agreement in respect of the Project Facilities Agreement, which changed the frequency of amortization payments from every six months to every three months.

The Project Facilities Agreement includes a term loan with respect to the Pacific Bora, a term loan with respect to the Pacific Mistral, a term loan with respect to the Pacific Scirocco and a term loan with respect to the Pacific Santa Ana (each, a “PFA Term Loan” and, collectively, the “PFA Term Loans” or the “PFA Term Loan Facility”). Each PFA Term Loan consists of three tranches: one provided by a syndicate of ten commercial banks (the “PFA Commercial Tranche”), one provided by the Ministry of Trade and Industry of the Norwegian government (and guaranteed by the Norwegian Guarantee Institute for Export Credits) (the “PFA GIEK Tranche”) and one provided by The Export-Import Bank of Korea (the “PFA KEXIM Tranche”).

In November 2010, we borrowed $450 million under the Bora Term Loan. During 2011, we borrowed $450 million, $375 million and $450 million under the Mistral Term Loan, the Scirocco Term Loan and the Santa Ana Term Loan, respectively. Under the Scirocco Term Loan, $75 million of the aggregated amount available was cancelled, resulting in our collective final borrowings equaling $1.725 billion under the Project Facilities Agreement.

Borrowings under the PFA Term Loans bear interest at the London Interbank Offered Rate (“LIBOR”) plus an applicable margin. Prior to the effective date of the first drilling contract in respect of a PFA Borrower’s drillship, the applicable margin under the relevant PFA Term Loan is 4% per annum. Subsequent to the effective date of the first drilling contract in respect of such PFA Borrower’s drillship and until 12 months after delivery of all four drillships, the applicable margin is 3.5% per annum. Subsequent to

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) — Continued

12 months after the delivery of all four drillships, the applicable margin is based on the PFA Borrowing Group’s historical debt service coverage ratio. If the ratio is not greater than 125%, the applicable margin is 3.5% per annum. If the ratio is greater than 125%, the applicable margin is 3% per annum. Interest is payable every three months. As of March 31, 2013, each PFA Term Loan bore interest at LIBOR plus 3.0% per annum.

During the three months ended March 31, 2013 and 2012, we incurred $11.8 million and $17.7 million, respectively, of interest expense on the PFA Term Loans of which $0 and $7.1 million, respectively, was recorded to property and equipment as capitalized interest.

The PFA Commercial Tranche under the PFA Term Loan Facility matures on October 31, 2015, and the PFA GIEK Tranche and the PFA KEXIM Tranche each mature on October 31, 2019. Each PFA Term Loan requires a residual debt payment of $200 million at maturity of the PFA Commercial Tranche. The PFA GIEK Tranche and the PFA KEXIM Tranche each contain put options exercisable if the PFA Commercial Tranche is not refinanced on terms acceptable to GIEK and/or KEXIM, respectively. If the PFA GIEK Tranche put option or the PFA KEXIM Tranche put option is exercised, each PFA Borrower must prepay, in full, the portion of all outstanding loans that relate to the PFA GIEK Tranche and/or the PFA KEXIM Tranche, as applicable, on the maturity date of the PFA Commercial Tranche, without any premium, penalty or fees of any kind.

Borrowings under the PFA Commercial Tranche may be prepaid in whole or in part with a 1% penalty on the amount prepaid if such prepayment takes place within one year after the delivery of the fourth drillship, and no penalty thereafter. Borrowings under the PFA GIEK Tranche and the PFA KEXIM Tranche may be prepaid in whole or in part with a 0.5% penalty.

With respect to the term loans relating to the Pacific Bora, the Pacific Mistral, the Pacific Scirocco and the Pacific Santa Ana, we are required to make amortization payments of $12.5 million, $15.6 million, $10.9 million and $15.6 million, respectively, every three months, with the residual debt payment of $200 million each due in October 2015.

The Project Facilities Agreement contains events of default that are usual and customary for a financing of this type, size and purpose. Upon the occurrence of an event of default, borrowings under the Project Facilities Agreement are subject to acceleration.

As of March 31, 2013, we were in compliance with all Project Facilities Agreement covenants.

2015 Senior Unsecured Bonds

In February 2012, we completed a private placement of 8.25% senior unsecured U.S. dollar denominated bonds due 2015 (the “2015 Senior Unsecured Bonds”) in aggregate principal amount of $300 million to eligible purchasers. The bonds bear interest at 8.25% per annum, payable semiannually on February 23 and August 23, and mature on February 23, 2015.

During the three months ended March 31, 2013 and 2012, we incurred $6.2 million and $2.5 million, respectively, of interest expense on the 2015 Senior Unsecured Bonds of which $5.9 million and $1.1 million, respectively, was recorded to property and equipment as capitalized interest.

As of March 31, 2013, we were in compliance with all 2015 Senior Unsecured Bonds covenants.

2017 Senior Secured Notes

In November 2012, Pacific Drilling V Limited (“PDV”), an indirect, wholly-owned subsidiary of the Company, completed a private placement of $500 million (the “2017 Senior Secured Notes”) in aggregate principal amount of 7.25% senior secured U.S. dollar denominated notes due 2017 to eligible purchasers. The 2017 Senior Secured Notes are fully and unconditionally guaranteed by Pacific Drilling S.A. on a senior unsecured basis. The 2017 Senior Secured Notes constituted a new series of debt securities under an indenture dated as of November 28, 2012, among PDV, the Company and each subsidiary guarantor from time to time party thereto, as guarantors, and Deutsche Bank Trust Company Americas, as Trustee and Collateral Agent.

The 2017 Senior Secured Notes were sold at 99.483% of par. The 2017 Senior Secured Notes bear interest at 7.25% per annum, payable semiannually on June 1 and December 1, commencing on June 1, 2013, and mature on December 1, 2017.

During the three months ended March 31, 2013, we incurred and capitalized interest expense of $9.2 million on the 2017 Senior Secured Notes. We did not incur interest expense on the 2017 Senior Secured Notes during the three months ended March 31, 2012.

As of March 31, 2013, we were in compliance with all 2017 Senior Secured Notes covenants.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) — Continued

Senior Secured Credit Facility Agreement

On February 19, 2013, Pacific Sharav S.à r.l. and Pacific Drilling VII Limited (collectively, the “SSCF Borrowers”), and the Company, as guarantor entered into a senior secured credit facility agreement with a group of lenders to finance the construction, operation and other costs associated with the Pacific Sharav and the Pacific Meltem (the “Senior Secured Credit Facility Agreement” or “SSCF”).

The SSCF includes a term loan (the “SSCF Term Loan”) which consists of two tranches: (i) a tranche of $500.0 million provided by a syndicate of nine commercial banks (the “SSCF Commercial Tranche”) and (ii) a tranche of $500.0 million provided by Eksportkreditt Norge AS (and guaranteed by the Norwegian Guarantee Institute for Export Credits) (the “SSCF GIEK Tranche”). The SSCF Term Loan will become available upon the satisfaction of customary conditions precedent, as described therein.

Borrowings under the SSCF Commercial Tranche bear interest at LIBOR plus a margin of 3.5%. Borrowings under the SSCF GIEK Tranche bear interest, at the SSCF Borrower’s option, at (i) LIBOR plus a margin of 1.50% (which margin may be reset 60 months after the first borrowing under the SSCF Term Loan) or (ii) at a Commercial Interest Reference Rate of (a) 3.96% for borrowings relating to the Pacific Sharav and (b) 2.37% for borrowings relating to the Pacific Meltem. Borrowings under the GIEK Tranche will also be subject to a guarantee fee of 2.00% per annum (the “SSCF GIEK Premium”). Undrawn commitments for the SSCF Term Loan shall bear a fee equal to (i) in the case of the SSCF Commercial Tranche, 40% of the margin for such tranche and (ii) in the case of the SSCF GIEK Tranche, 40% of the applicable margin for such tranche. In addition, the SSCF GIEK Tranche shall bear a commitment fee equal to 40% of the SSCF GIEK Premium.

The SSCF Commercial Tranche matures on the earlier of (i) five years following the delivery of the second vessel under the SSCF and (ii) May 31, 2019. Loans made with respect to each vessel under the SSCF GIEK Tranche matures twelve years following the delivery of the applicable vessel. The SSCF GIEK Tranche contains a put option exercisable if the SSCF Commercial Tranche is not refinanced or renewed on or before February 28, 2019. If the SSCF GIEK Tranche put option is exercised, each SSCF Borrower must prepay, in full, the portion of all outstanding loans that relate to the SSCF GIEK Tranche, on or before May 31, 2019, without any premium, penalty or fees of any kind. Amortization payments under the SSCF Term Loan are calculated on a 12 year repayment schedule and must be made every six months following the delivery of the relevant vessel.

During the three months ended March 31, 2013, we incurred and capitalized interest expense, including guarantee and commitment fees, of $1.6 million on the SSCF. We did not incur interest expense on the SSCF during the three months ended March 31, 2012.

As of March 31, 2013, we were in compliance with all SSCF covenants.

Temporary Import Bond Facilities

As part of the standard Nigerian importation requirements for equipment, we are required to either import the vessel into Nigeria on a permanent basis and pay import duties or apply for a Temporary Importation (“TI”) permit and put up a bond for the value of the import duties instead. In 2011, we entered into a temporary Standby Letter of Credit (“SBLC”) facility with Citibank, N.A. to support a TI bond for the Pacific Bora and into a separate temporary SBLC facilities with each of Citibank, N.A. and Standard Charter Bank to support a TI bond for the Pacific Scirocco.

Under the SBLC facility for the Pacific Bora, Citibank, N.A., as issuing bank, issued a letter of credit for the benefit of Citibank Nigeria denominated in the Nigerian currency, Naira, in the amount of approximately $99.8 million. This letter of credit provided credit support for the Bora TI Bond that was issued by Citibank Nigeria in favor of the Government of Nigeria Customs Service for the Pacific Bora.

Under the temporary SBLC facilities for the Pacific Scirocco, Citibank, N.A. and Standard Charter Bank, as issuing banks, each issued a letter of credit for the benefit of Citibank Nigeria and Standard Charter Bank Nigeria, respectively, denominated in Naira in the collective amount of approximately $109.5 million. These letters of credit provided credit support for the Scirocco TI Bond that was issued by Citibank Nigeria and Standard Charter Bank Nigeria, respectively, in favor of the Government of Nigeria Customs Service for the Pacific Scirocco.

On April 19, 2012, the temporary SBLC facilities for the Pacific Bora and the Pacific Scirocco were each replaced by a Letter of Credit Facility and Guaranty Agreement. Under the Letter of Credit Facility and Guaranty Agreement for the Bora TI Bond (the “Bora TI Facility”), Citibank, N.A., as administrative agent, issuing bank and arranger, has issued a letter of credit for the benefit of Citibank Nigeria in the amount of 14,884,342,426 Naira or approximately $94.5 million as of April 19, 2012. This letter of credit provides credit support for the Bora TI Bond that was issued by Citibank Nigeria in favor of the Government of Nigeria Customs Service for the Pacific Bora.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) — Continued

Under the Letter of Credit Facility and Guaranty Agreement for the Scirocco TI Bond (the “Scirocco TI Facility,” and, together with the Bora TI Facility, the “TI Facilities”), Citibank, N.A., as administrative agent, issuing bank and arranger, has issued letters of credit for the benefit of Citibank Nigeria and Standard Charter Bank Nigeria in the collective amount of 17,280,837,923 Naira or approximately $109.7 million as of April 19, 2012. These letters of credit provide credit support for the TI bonds that were issued by Citibank Nigeria and Standard Charter Bank Nigeria, respectively, in favor of the Government of Nigeria Customs Service for the Pacific Scirocco.

The TI Facilities require the Company to pay fees, in addition to customary fronting fees, calculated based on outstanding balances of the TI Bonds and each outstanding letter of credit. Fees on the TI Facilities are primarily based on 2.5% of the U.S. dollar equivalent of outstanding balances of the Bora TI Facility and the Scirocco TI Facility. During the three months ended March 31, 2013 and 2012, we incurred $1.7 million and $0.7 million, respectively, in interest expense on the TI Facilities.

As of March 31, 2013, we were in compliance with all TI Facilities covenants.

Note 5 — Share-Based Compensation

During the three months ended March 31, 2013 and 2012, we recorded share-based compensation expense of $1.8 million and $0.9 million in general and administrative expenses in our consolidated statements of operations, respectively. During the three months ended March 31, 2013 and 2012, we recorded share-based compensation expense of $0.3 million and $0 in contract drilling costs in our consolidated statements of operations, respectively.

Stock Options

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model utilizing the assumptions noted in the table below. Given the insufficient historical data available regarding the volatility of the Company’s traded share price, expected volatility of the Company’s share price does not solely provide a reasonable basis for estimating volatility. Instead, the expected volatility utilized in our Black-Scholes valuation model is based on the volatility of the Company’s traded share price and the implied volatilities from the expected volatility of a representative group of our publicly listed industry peer group. Additionally, given the lack of historical data available, the expected terms of the options is calculated using the simplified method because the historical option exercise experience of the Company does not provide a reasonable basis for estimating expected term. Options granted by the Company generally vest 25% annually over four years, have a 10-year contractual term and will be settled in shares of our stock. The risk free interest rates are determined using the implied yield currently available for zero-coupon U.S. government issues with a remaining term equal to the expected life of the options.

During the three months ended March 31, 2013, the fair value of the options granted was calculated using the following weighted average assumptions:

2013 Stock Options
Expected volatility	47.3%
Expected term (in years)	6.25
Expected dividends	—
Risk-free interest rate	1.15%

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) — Continued

A summary of option activity as of and for the three months ended March 31, 2013 is as follows:

	Number of shares under option	Weighted- average exercise price (per share)	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)
Outstanding — January 1, 2013	3,975,638	$10.04
Granted	1,359,340	9.58
Exercised	—	—
Cancelled	—	—
Forfeited or expired	(7,160)	10.00

Outstanding — March 31, 2013	5,327,818	$9.91	8.4	$1,018
Exercisable — March 31, 2013	2,117,953	$10.01	7.4	$195

The weighted-average grant-date fair value of options granted during the three months ended March 31, 2013 was $4.46. As of March 31, 2013, total compensation costs related to nonvested option awards not yet recognized is $14.5 million and is expected to be recognized over a weighted average period of 2.9 years.

Restricted Stock Units

A summary of restricted stock units activity as of and for the three months ended March 31, 2013 is as follows:

	Number of restricted stock units	Weighted- average grant- date fair value (per share)
Nonvested — January 1, 2013	289,688	$10.07
Granted	769,418	9.80
Vested	(81,387)	10.05
Forfeited	(8,104)	10.12

Nonvested — March 31, 2013	969,615	$9.85

Restricted stock units granted by the Company will be settled in shares of our stock and generally vest over a period of two to four years. As of March 31, 2013, total compensation costs related to nonvested restricted stock units not yet recognized is $8.5 million and is expected to be recognized over a weighted average period of 3.0 years.

Note 6 — Derivatives

We are currently exposed to market risk from changes in interest rates. From time to time, we may enter into a variety of derivative financial instruments in connection with the management of our exposure to fluctuations in interest rates and to meet our debt covenant requirements. We do not enter into derivative transactions for speculative purposes; however, for accounting purposes, certain transactions may not meet the criteria for hedge accounting.

We entered into four interest rate swaps to reduce the variability of future cash flows in the interest payments for the variable-rate debt under the Project Facilities Agreement. We designated the interest rate swaps as cash flow hedges for accounting purposes. The interest rate swaps pay a fixed rate of interest and receive LIBOR. The fixed interest rate swap rates are 1.83%, 1.87%, 1.6% and

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) — Continued

2.39% for the Bora Term Loan, Scirocco Term Loan, Mistral Term Loan and Santa Ana Term Loan, respectively. As of March 31, 2013 and December 31, 2012, the notional amounts of the Bora, Scirocco, Mistral and Santa Ana interest rate swaps were $350.0 million, $316.7 million, $331.3 million and $387.5 million, respectively. The notional amounts of the interest rate swaps amortize quarterly and will expire on October 31, 2015.

On December 28, 2012, management de-designated a portion of the Bora, Scirocco, Mistral and Santa Ana interest rate swaps from hedge accounting due to the change in payment frequency of principal payments resulting from the Second Amendment Agreement to the Project Facilities Agreement. Subsequent to de-designation, we account for the de-designated portion of the interest rate swaps on a mark-to-market basis, with both realized and unrealized gains and losses on the de-designated portion recorded currently in earnings in interest expense in our consolidated statements of operations.

The table below provides data about the fair values of derivatives that are designated as hedge instruments as of March 31, 2013 and December 31, 2012:

Derivatives designated as hedging instruments	Derivative liabilities Balance sheet location	March 31, 2013	December 31, 2012
		(In thousands)
Short-term - Interest rate swaps	Derivative liabilities, current	$16,089	$17,017
Long-term - Interest rate swaps	Other long-term liabilities	$23,159	$27,437

Total		$39,248	$44,454

As of March 31, 2013, the estimated amount of net losses associated with derivative instruments that would be reclassified to earnings during the next twelve months is $17.7 million. During the three months ended March 31, 2013, we reclassified $5.3 million to interest expense and $0.2 million to depreciation from accumulated other comprehensive income.

The table below provides data about the fair values of derivatives that are not designated as hedge instruments as of March 31, 2013 and December 31, 2012:

Derivatives not designated as hedging instruments	Derivative liabilities Balance sheet location	March 31, 2013	December 31, 2012
		(In thousands)
Short-term - Interest rate swaps	Derivative liabilities, current	$924	$978
Long-term - Interest rate swaps	Other long-term liabilities	$1,328	$1,574

Total		$2,252	$2,552

The following table summarizes the cash flow hedge gains and losses for the three months ended March 31, 2013 and 2012:

Derivatives in cash flow hedging relationships	Amount of loss recognized in equity for the three months ended March 31,		Amount of loss reclassified from accumulated OCI into income for the three months ended March 31,		Amount recognized in income (ineffective portion and amount excluded from effectiveness testing) for the three months ended March 31,
	2013	2012	2013	2012	2013	2012
	(In thousands)
Interest rate swaps	$(94)	$(3,097)	$5,466	$2,793	$—	$—

During the three months ended March 31, 2013, a gain of $0.3 million was recorded in interest expense on the de-designated portion of the interest rate swaps not in a cash flow hedge relationship.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) — Continued

Note 7 — Fair Value Measurements

We have estimated fair value by using appropriate valuation methodologies and information available to management as of March 31, 2013 and December 31, 2012. Considerable judgment is required in developing these estimates, and accordingly, estimated values may differ from actual results.

The estimated fair value of accounts receivable, accounts payable and accrued expenses approximates their carrying value due to their short-term nature. Additionally, the estimated fair value of current and noncurrent restricted cash approximates its carrying value as it consists of cash and cash equivalent balances. The estimated fair value of our PFA and SSCF debt approximates carrying value because the variable rates approximate current market rates. As of March 31, 2013, we estimated the fair value of our 2015 Senior Unsecured Bonds and our 2017 Senior Secured Notes to be approximately $310.9 million and $531.3 million compared to their carrying value of $300.0 million and $497.6 million. As of December 31, 2012, we estimated the fair value of our 2015 Senior Unsecured Bonds and our 2017 Senior Secured Notes to be approximately $308.9 million and $512.5 million, respectively, compared to their carrying values of $300.0 million and $497.5 million, respectively. We estimate the fair values of our variable-rate and fixed-rate debts using significant other observable inputs, which represent Level 2 fair value measurements.

The following table presents the carrying value and estimated fair value of our financial instruments recognized at fair value on a recurring basis:

	March 31, 2013
	Carrying	Fair value measurements using
	value	Level 1	Level 2	Level 3
	(in thousands)
Liabilities:
Interest rate swaps	$41,500	—	41,500	—

	December 31, 2012
	Carrying	Fair value measurements using
	value	Level 1	Level 2	Level 3
	(in thousands)
Liabilities:
Interest rate swaps	$47,006	—	47,006	—

We use an income approach to value assets and liabilities for outstanding interest rate swaps. These contracts are valued using a discounted cash flow model that calculates the present value of future cash flows under the terms of the contracts using market information as of the reporting date, such as prevailing interest rates. The determination of the fair values above incorporates various factors, including the impact of the counterparty’s non-performance risk with respect to the Company’s financial assets and the Company’s non-performance risk with respect to the Company’s financial liabilities. The Company has not elected to offset the fair value amounts recognized for multiple derivative instruments with master netting arrangements executed with the same counterparty, but report them gross on its consolidated balance sheets.

Refer to Note 6 for further discussion of the Company’s use of derivative instruments and their fair values.

Note 8—Commitments and Contingencies

Commitments—As of March 31, 2013, Pacific Drilling had no material commitments other than commitments related to deepwater drillship construction purchase commitments discussed in Note 3. Funding of the construction of the Pacific Zonda will require additional financing, which is uncommitted at this time.

Our ability to meet these commitments and ongoing working capital needs will depend in part on our future operating and financial performance, which is dependent on cash flow generated from operating and financing activities and available cash balances. Our liquidity fluctuates depending on a number of factors, including, among others, our revenue efficiency and the timing of collecting accounts receivable as well as amounts paid for operating costs. We believe that our cash on hand and cash flows generated from operating and financing activities will provide sufficient liquidity over the next twelve months to fund our working capital needs, amortization payments on our long-term debt and anticipated capital expenditures for the Company’s ultra-deepwater drillship construction projects.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) — Continued

Contingencies— It is to be expected that we and our subsidiaries will be routinely involved in litigation and disputes arising in the ordinary course of our business. On April 16, 2013, Transocean filed a complaint against us in the United States District Court for the Southern District of Texas alleging infringement of their dual activity patents. Transocean seeks relief in the form of a permanent injunction, compensatory damages, enhanced damages, court costs and fees. We do not believe that ultimate liability, if any, resulting from any such pending litigation will have a material adverse effect on our financial condition or results of operations. Dual activity drilling is not to be confused with dual gradient drilling.

We maintain loss of hire insurance that becomes effective 45 days after an accident or major equipment failure covered by hull and machinery insurance, resulting in a downtime event and extends for 180 days. In the third quarter 2011, the Pacific Scirocco underwent repairs and upgrades to ensure engine reliability, which was a covered event under our loss of hire policy that resulted in the $23.7 million of loss of hire insurance recovery recognized during the three months ended March 31, 2012.

Note 9 — Earnings per Share

The following reflects the income and the share data used in the basic and diluted earnings per share computations:

	Three Months Ended March 31,
	2013	2012
	(in thousands, except share and per share information)
Numerator:
Net income, basic and diluted	$15,062	$18,345

Denominator:
Weighted average number of common shares outstanding, basic	216,902,000	216,900,000
Effect of share-based compensation awards	64,284	2,496

Weighted average number of common shares outstanding, diluted	216,966,284	216,902,496

Earnings per share:
Basic	$0.07	$0.08
Diluted	$0.07	$0.08

For the three months ended March 31, 2013 and 2012, the computation of diluted earnings per common share excludes shares of potentially dilutive common shares related to 5,327,818 in stock options and 905,331 in restricted stock units since the effect would have been anti-dilutive.

Note 10 — Supplemental Cash Flow Information

Capital expenditures in our consolidated statements of cash flows include the effect of changes in accrued capital expenditures, which are capital expenditures that were accrued but unpaid at period end. We have included these amounts in accounts payable, accrued expenses and accrued interest in our consolidated balance sheets as of March 31, 2013 and 2012. During the three months ended March 31, 2013 and 2012, capital expenditures includes the increase in accrued capital expenditures of $4.1 million and the decrease in accrued capital expenditures of $9.1 million in our consolidated statements of cash flows, respectively.

During the three months ended March 31, 2013 and 2012, non-cash amortization of deferred financing costs and accretion of debt discount totaling $1.5 million, were capitalized to property and equipment. Accordingly, these amounts are excluded from capital expenditures in our consolidated statements of cash flows for the three months ended March 31, 2013 and 2012.

Item 2 — Operating and Financial Review and Prospects

Overview

We are an international offshore drilling contractor committed to becoming the preferred provider of ultra-deepwater drilling services to the oil and natural gas industry through the use of high-specification drilling rigs. Our primary business is to contract our ultra-deepwater drilling rigs, related equipment and work crews, primarily on a dayrate basis, to drill wells for our clients. Led by a team of seasoned professionals with significant experience in the oil services and ultra-deepwater drilling sectors, we specialize in the technically demanding segments of the offshore drilling business.

We are primarily focused on the ultra-deepwater segment of the rig market. The term “ultra-deepwater,” as used in the drilling industry to denote a particular segment of the market, can vary and continues to evolve with technological improvements. We generally consider ultra-deepwater to begin at water depths of more than 7,500 feet and to extend to the maximum water depths in which rigs are capable of drilling, which is currently approximately 12,000 feet. Although we are primarily focused on the ultra-deepwater segment, our drillships can and do operate effectively in water depths as shallow as 2,000 feet, and as such we also compete to provide services at shallower depths than ultra-deepwater. While not currently a core focus for our business, our drillships are also capable of operating in harsh environment areas, where there are typically rougher sea conditions.

Drilling Contracts for our Fleet

We currently operate four drillships and have four drillships under construction, two of which are under client contract. The current status of our contracted drillships is as follows:

•	The Pacific Bora entered service in Nigeria on August 26, 2011 under a three-year contract with a subsidiary of Chevron Corporation (“Chevron”).

•

The Pacific Scirocco entered service in Nigeria on December 31, 2011 under a one-year contract with a subsidiary of Total S.A. (“Total”). In April 2012, Total exercised an initial one-year option, and in April 2013, Total exercised a subsequent one-year option extending the contract term to January 2015.

•	The Pacific Mistral entered service in Brazil on February 6, 2012 under a three-year contract with Petróleo Brasileiro S.A. (“Petrobras”).

•	The Pacific Santa Ana entered service in the U.S. Gulf of Mexico on May 4, 2012 under a five-year contract with a subsidiary of Chevron.

•

Upon delivery, the Pacific Khamsin is expected to enter service in Nigeria in the fourth quarter of 2013 under a two-year contract with a subsidiary of Chevron. Chevron also has the right to deploy the drillship in one of several additional countries, including Liberia and certain countries in Asia.

•	Upon delivery, the Pacific Sharav is expected to enter service in the U.S. Gulf of Mexico in the second quarter of 2014 under a five-year contract with a subsidiary of Chevron.

Newbuild Drillships

The Pacific Khamsin and the Pacific Sharav are currently under construction by SHI, and are scheduled for delivery in the second and fourth quarters of 2013, respectively. In March 2012, we entered into a contract with SHI for the construction of the Pacific Meltem, which is expected to be delivered in the second quarter of 2014. In January 2013, we entered into an additional contract with SHI for the construction of the Pacific Zonda, which is expected to be delivered in the first quarter of 2015.

Significant Developments

In January 2013, we entered into an additional contract with SHI for the construction of the Pacific Zonda, which is expected to be delivered in the first quarter of 2015.

On February 19, 2013, the SSCF Borrowing Group entered into a senior secured credit facility agreement with a group of lenders to finance the construction, operation and other costs associated with the Pacific Sharav and the Pacific Meltem. See Note 4 to the unaudited condensed consolidated financial statements.

On April 4, 2013, Total elected to exercise a one-year option to extend the firm contract term for the Pacific Scirocco to January 2015. The additional one-year term increased our contract backlog upon exercise by approximately $180 million.

General Industry Trends and Outlook

Historically, operating results in the offshore contract drilling industry have been cyclical and directly related to the demand for and the available supply of drilling rigs. However, since factors that impact offshore exploration and development spending are beyond our control, and rig demand dynamics can shift quickly, it is difficult for us to predict future industry conditions, demand trends or operating results.

Drilling Rig Supply

During the first quarter of 2013, offshore drilling contractors placed 3 shipyard orders to build additional ultra-deepwater semi-submersibles and drillships. We estimate there are approximately 55 ultra-deepwater rigs delivered or scheduled for delivery from January 1, 2013 until the end of 2015, 24 of which have not yet been announced as contracted to clients. Due to the long lead times involved in rig construction, rigs to be delivered in this timeframe would need to have been ordered already and therefore supply of ultra-deepwater units through the end of 2015 can be calculated at 165 with some certainty at this time. Beyond this time frame, the supply is uncertain and any projections have diminished predictive value.

Drilling Rig Demand

Demand for our drillships is a function of the worldwide levels of offshore exploration and development spending by oil and gas companies, which is influenced by a number of factors. The type of projects that modern drillships undertake are generally located in deeper water, more capital intensive and longer lasting than those of older or less capable drilling rigs, which makes these projects less sensitive to short-term oil price fluctuations. Therefore, dayrates and utilization for modern drillships are typically less sensitive to short-term oil price movements than those of older or less capable drilling rigs. Furthermore, long-term expectations about future oil and natural gas prices have historically been a key driver for deepwater and ultra-deepwater exploration and development spending. Our clients’ drilling programs are also affected by the global economic and political climate, access to quality drilling prospects, exploration success, perceived future availability and lead time requirements for drilling equipment, emphasis on deepwater exploration and production versus other areas and advances in drilling technology.

The first quarter of 2013 saw oil and global non-U.S. natural gas prices exhibit considerable volatility while continuing above the levels needed for sufficient return on investment for our clients. While questions remain regarding global economic stability, GDP growth continued to be positive in key emerging markets and North America. Both tendering activity and deepwater exploratory success continued, most notably in the U.S. Gulf of Mexico, and there were no material adverse changes to access or regulations worldwide.

Supply and Demand Balance

These factors resulted in a tight supply-demand balance for modern drillships in the first quarter of 2013, with steady dayrates and near 100% utilization. While we believe that these trends will continue to benefit us and that the demand for these rigs will continue to meet or exceed supply, our markets may be adversely affected by industry conditions that are beyond our control. For more information on this and other risks to our business and our industry, please read “Risk Factors” in our 2012 Annual Report.

Contract Backlog

Our contract backlog includes firm commitments only, which are represented by signed drilling contracts. As of May 1, 2013, our contract backlog was approximately $3.3 billion and was attributable to revenues we expect to generate on the Pacific Bora, the Pacific Scirocco, the Pacific Mistral, the Pacific Santa Ana, the Pacific Khamsin and the Pacific Sharav under firm contracts with Chevron, Total and Petrobras. We calculate our contract backlog by multiplying the contractual dayrate by the minimum number of days committed under the contracts (excluding options to extend), assuming full utilization, and also include mobilization fees, upgrade reimbursements and other revenue sources, such as the standby rate during upgrades, as stipulated in the contract.

The actual amounts of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods shown in the table below due to various factors, including shipyard and maintenance projects, downtime and other factors. In addition, our contracts customarily provide for termination at the election of the client with an “early termination payment” to be paid to us if a contract is terminated prior to the expiration of the fixed term. However, under certain limited circumstances, such as destruction of a drilling rig, our bankruptcy, sustained unacceptable performance by us or delivery of a rig beyond certain grace and/or liquidated damages periods, no early termination payment would be paid. Accordingly, the actual amount of revenues earned may be substantially lower than the backlog reported.

The firm commitments that comprise our $3.3 billion contract backlog as of May 1, 2013, are as follows:

Rig	Contracted Location	Client	Contract Backlog(c)	Contractual Dayrate		Average Contract Backlog Revenue Per Day(c)		Actual/Expected Contract Commencement	Expected Contract Duration
Pacific Bora	Nigeria	Chevron	$266,407,000	$474,700		$554,000		August 26, 2011	3 years(a)
Pacific Scirocco	Nigeria	Total	$299,800,000	Footnote	(b)	$475,000	(b)	December 31, 2011	3 years and 8 days(b)
Pacific Mistral	Brazil	Petrobras	$329,639,000	$458,000		$511,000		February 6, 2012	3 years
Pacific Santa Ana	U.S. Gulf of Mexico	Chevron	$795,651,000	$488,900		$542,000		March 21, 2012(d)	5 years and 38 days
Pacific Khamsin	Nigeria(f)	Chevron	$526,140,000	$660,000	(g)	$722,000	(e)	Fourth quarter 2013	2 years(g)
Pacific Sharav	U.S. Gulf of Mexico	Chevron	$1,075,875,000	$555,000		$590,000		Second quarter 2014	5 years

(a)	Contract also provides for two successive un-priced one-year options.
(b)	The contractual dayrate for the Pacific Scirocco is currently $474,750, which is the average contract backlog revenue per day through January 7, 2014. Starting on January 8, 2014, the average contract backlog revenue per day will be $494,950 based on the contractual dayrate for the one-year option period through January 7, 2015. The contract also provides for a further two-year option with a contractual dayrate of $498,990, which expires in April 2014.
(c)	Rounded to the nearest $1,000. Based on signed drilling contracts.
(d)	On March 21, 2012, the Pacific Santa Ana was accepted and commenced its five-year contract with Chevron while mobilizing to the United States Gulf of Mexico. On May 4, 2012, the Pacific Santa Ana completed all necessary activities for commencement of revenue recognition and placing the Pacific Santa Ana into service in the United States Gulf of Mexico.
(e)	Revenues earned and incremental costs incurred directly related to contract preparation and mobilization are deferred and recognized over the primary term of the drilling contract. Average contract backlog revenue per day for the Pacific Khamsin is calculated by dividing the contract backlog revenue which is recognized over the primary term of the drilling contract by the remaining number of days committed under the two-year contract. The drilling contract also includes $10 million in demobilization fees that are deferred and will be recognized as revenue in a lump sum upon conclusion of the drilling contract; accordingly, this $10 million is not included in the average contract backlog revenue per day for the Pacific Khamsin.
(f)	Client has the right to deploy the rig in one of several countries, including Nigeria, Liberia and certain countries in Asia. The indicated contractual dayrate is based on expected deployment in Nigeria. The contract provides for a make-whole adjustment to the contractual dayrate for change in drilling locale.
(g)	Contract also provides for a one-year option to be exercised at the client’s discretion prior to shipyard delivery of the drillship. The contractual dayrate of the one-year option period is $680,000.

Results of Operations

Three Months Ended March 31, 2013 Compared to Three Months Ended March 31, 2012

The following table provides an analysis of our condensed consolidated results of operations for the three months ended March 31, 2013 and 2012:

	Three Months Ended March 31,
	2013	2012	Change	% Change
	(In thousands, except percentages)
Revenues
Contract drilling	$175,016	$117,394	$57,622	49%
Costs and expenses
Contract drilling	(84,452)	(64,911)	(19,541)	30%
General and administrative expenses	(11,028)	(12,440)	1,412	(11)%
Depreciation expense	(36,503)	(22,642)	(13,861)	61%

	(131,983)	(99,993)	(31,990)	32%
Loss of hire insurance recovery	—	23,671	(23,671)	(100)%

Operating income	43,033	41,072	1,961	(5)%
Other income (expense)
Interest expense	(22,760)	(19,280)	(3,480)	18%
Other income	192	3,010	(2,818)	(94)%

Income before income taxes	20,465	24,802	(4,337)	17%
Income tax expense	(5,403)	(6,457)	1,054	(16)%

Net income	$15,062	$18,345	$(3,283)	18%

Revenues. Revenues were $175.0 million for the three months ended March 31, 2013, compared to $117.4 million for the three months ended March 31, 2012. The revenue for the three months ended March 31, 2012 reflected a full quarter of operations from only the Pacific Bora and the Pacific Scirocco and a partial quarter of operations from the Pacific Mistral, which commenced operations on February 6, 2012. The increase in revenues during the three months ended March 31, 2013 reflects a full quarter of operations from our four operating drillships, including the Pacific Santa Ana, which commenced earning revenues on May 4, 2012.

Contract drilling revenue for the three months ended March 31, 2013 and 2012 also included $16.9 million and $19.3 million, respectively, in amortization of deferred revenue. The decrease in the amortization of deferred revenue is due to the expiration of the initial one-year primary term of the Pacific Scirocco on January 7, 2013.

During the three months ended March 31, 2013, our operating fleet of drillships achieved an average revenue efficiency of 90.3% compared to 88.9% during the three months ended March 31, 2012. Revenue efficiency is defined as actual contractual dayrate revenue (excludes mobilization fees, upgrade reimbursements and other revenue sources) divided by the maximum amount of total contractual dayrate revenue that could have been earned during such period. Revenue efficiency for the Pacific Bora and the Pacific Scirocco was negatively impacted by downtime due to planned unpaid maintenance on their blowout preventers in the first quarter of 2013, which reduced our average revenue efficiency by approximately 5.5%. These impacts were partially offset by the Pacific Mistral and the Pacific Santa Ana with both rigs achieving their highest quarterly revenue efficiency levels to date.

Contract drilling costs. Contract drilling costs were $84.5 million for the three months ended March 31, 2013, compared to $64.9 million for the three months ended March 31, 2012. The increase in contract drilling costs was primarily due to a full quarter of operations from our four operating drillships for the three months ended March 31, 2013, as opposed to a full quarter of operations from the Pacific Bora and the Pacific Scirocco and a partial quarter of operations from the Pacific Mistral in the first quarter of 2012.

During the three months ended March 31, 2013, direct rig related operating expenses were approximately $69.3 million or $192,000 per operating rig per day and shore-based and other support costs were approximately $5.6 million. During the three months ended March 31, 2012, direct rig related operating expenses were approximately $45.0 million or $190,500 per operating rig per day and shore-based and other support costs were approximately $5.2 million. During the three months ended March 31, 2013, direct rig related operating expenses included $5.0 million of reimbursable costs. These represent costs for the purchase of supplies, equipment, personnel services and other services provided at the request of our clients that are beyond the initial scope of the drilling contract.

These costs, which are specifically reimbursed by our clients, have increased significantly over the past year. Although reimbursable costs do not negatively affect our profitability, these costs have resulted in an increase to our operating expenses. During the three months ended March 31, 2013 and 2012, direct rig related operating expenses per operating rig per day were approximately $178,000 and $186,000 excluding the impacts of reimbursable costs, respectively. The decrease in direct rig related operating expenses per operating rig per day excluding reimbursable costs during the three months ended March 31, 2013 is attributable to lower equipment and maintenance costs as compared to the three months ended March 31, 2012, which included rig startup costs for the Pacific Bora, the Pacific Scirocco and the Pacific Mistral.

Contract drilling costs for the first quarter of 2013 and 2012 additionally included $9.6 million and $14.7 million in amortization of deferred mobilization costs, respectively. The decrease in the amortization of deferred mobilization costs in the first quarter of 2013 as compared to the first quarter of 2012 is due to the expiration of the initial one-year primary term of the Pacific Scirocco on January 7, 2013.

General and administrative expenses. General and administrative expenses were $11.0 million for the three months ended March 31, 2013, compared to $12.4 million for the three months ended March 31, 2012. The decrease in general and administrative expenses was primarily due to $2.1 million in legal fees incurred during the first quarter of 2012 to make amendments to the Project Facilities Agreement in order to facilitate improvements in our corporate structure.

Depreciation expense. Depreciation expense was $36.5 million for the three months ended March 31, 2013, compared to $22.6 million for the three months ended March 31, 2012. The increase in depreciation expense was primarily due to a full quarter of operations from our four operating drillships.

Loss of hire insurance recovery. Income from loss of hire insurance recovery was $0 for the three months ended March 31, 2013, compared to $23.7 million for the three months ended March 31, 2012. As part of our hull and machinery policy, we maintain loss of hire insurance which carries a 45-day waiting period and an annual aggregate limit of 180 days. In the third quarter of 2011, the Pacific Scirocco underwent repairs and upgrades to ensure engine reliability, which was a covered event under our loss of hire policy. During the three months ended March 31, 2012, we received proceeds under the policy of $23.7 million.

Interest expense. Interest expense was approximately $22.8 million for the three months ended March 31, 2013, compared to $19.3 million for the three months ended March 31, 2012. The increase in interest expense was primarily due to interest expense on borrowings under our Project Facilities Agreement after the Pacific Mistral and the Pacific Santa Ana were placed into service on February 6, 2012 and May 4, 2012, respectively, which was partially offset by decreases in outstanding debt due to PFA repayments of principal and a decrease to the applicable margin from 3.5% to 3.0%.

Other income. Other income was approximately $0.2 million for the three months ended March 31, 2013, compared to $3.0 million for the three months ended March 31, 2012. The decrease primarily relates to lower foreign currency exchange gains.

Income taxes. In accordance with GAAP, we estimate the full-year effective tax rate from continuing operations and apply this rate to our year-to-date income from continuing operations. In addition, we separately calculate the tax impact of unusual or infrequent items, if any. For the three months ended March 31, 2013 and 2012, our effective tax rate was 26.4% and 26.0%, respectively.

The relationship between our provision for or benefit from income taxes and our pre-tax book income can vary significantly from period to period considering, among other factors, (a) the overall level of pre-tax book income, (b) changes in the blend of income that is taxed based on gross revenues versus pre-tax book income, and (c) our rig operating structures. Consequently, our income tax expense does not change proportionally with our pre-tax book income. Significant decreases in our pre-tax book income typically result in higher effective tax rates, while significant increases in pre-tax book income can lead to lower effective tax rates, subject to the other factors impacting income tax expense noted above. The increase in our effective tax rate for the three months ended March 31, 2013 as compared to the three months ended March 31, 2012 primarily relates to a change in the blend of forecasted income that is taxed based on gross revenues versus pre-tax book income.

Liquidity and Capital Resources

Liquidity

As of March 31, 2013 and December 31, 2012, we had $467.7 million and $605.9 million, respectively, of cash and cash equivalents. Additionally, as of March 31, 2013 and December 31, 2012, we had $172.2 million of restricted cash that primarily consisted of restricted cash accounts held with financial institutions as security for the borrowings under the Project Facilities Agreement and TI Bond Facilities.

Our liquidity requirements include funding ongoing working capital needs, repaying our outstanding indebtedness and anticipated capital expenditures, which is largely comprised of our progress payments for our ultra-deepwater drillship construction projects, and maintaining adequate cash reserves to compensate the effects of fluctuations in operating cash flows. Our ability to meet these liquidity requirements will depend in large part on our future operating and financial performance. Primary sources of funds for our short-term liquidity needs will be cash flow generated from operating and financing activities and available cash balances. Our liquidity fluctuates depending on a number of factors, including, among others, our revenue efficiency and the timing of collecting accounts receivable as well as amounts paid for operating costs. We believe that our cash on hand and cash flows generated from operating and financing activities will provide sufficient liquidity over the next twelve months to fund our working capital needs, amortization payments on our long-term debt and anticipated capital expenditures for our ultra-deepwater drillship construction projects. Our ability to meet our long-term liquidity requirements will depend in part on our ability to secure additional financing, which is uncommitted at this time, in order to fund construction of the Pacific Zonda.

As the parent company of our operating subsidiaries, we are not a party to any drilling contracts directly and are therefore dependent on receiving cash distributions from our subsidiaries. Surplus cash held in our subsidiaries owning the Pacific Bora, the Pacific Scirocco, the Pacific Mistral and the Pacific Santa Ana, which act as borrowers under the Project Facilities Agreement, is restricted until January 1, 2014 by the Project Facilities Agreement from transfer by intercompany loans and/or dividend payments to us. After January 1, 2014, transfers from these subsidiaries to us are permitted assuming we are in compliance with the provisions of the Project Facilities Agreement. As of March 31, 2013 and December 31, 2012, our borrowing subsidiaries held $1.7 billion of restricted net assets. We do not believe these restrictions will prevent us and other non-borrowing subsidiaries from meeting our respective liquidity needs.

Capital Expenditures and Working Capital Funding

In March 2011, we entered into two contracts with SHI for the construction of our fifth and sixth advanced-capability, ultra-deepwater drillships, the Pacific Khamsin and the Pacific Sharav. In March 2012, we entered into a contract with SHI for the construction of the Pacific Meltem. In January 2013, we entered into an additional contract with SHI for the construction of the Pacific Zonda.

The SHI contracts for the Pacific Khamsin, the Pacific Sharav, the Pacific Meltem and the Pacific Zonda provide for an aggregate purchase price of approximately $2.0 billion for the acquisition of these four vessels, payable in installments during the construction process, of which we have made payments of approximately $449.9 million through May 1, 2013. We anticipate making payments of approximately $874.9 million in 2013, approximately $433.3 million in 2014 and approximately $336.4 million in 2015. We expect the project cost for the Pacific Khamsin, the Pacific Sharav, the Pacific Meltem and the Pacific Zonda under construction to be approximately $608.3 million, $662.9 million, $627.8 million and $634.1 million, respectively, or $2.5 billion in total. The estimate of the project costs includes commissioning and testing and other costs for the drillships, but excludes capitalized interest. As of March 31, 2013, there are approximately $2.0 billion of remaining project costs for the Pacific Khamsin, the Pacific Sharav, the Pacific Meltem and the Pacific Zonda of which approximately $1.6 billion is remaining contractual commitments to SHI. The remaining project costs of $384 million for the Pacific Khamsin will be financed with existing cash balances primarily from proceeds under the 2017 Senior Secured Notes. We intend to finance the approximately $1.0 billion remaining project costs for the Pacific Sharav and the Pacific Meltem with our Senior Secured Credit Facility and existing cash balances. Additionally, we intend to finance the $608 million in remaining project costs for the Pacific Zonda with our existing cash balances, operating cash flow generation and additional future indebtedness, which is uncommitted at this time.

Sources and Uses of Cash

The following table provides an analysis of our cash flow from operating activities for the three months ended March 31, 2013 and 2012:

	Three Months Ended March 31,
	2013	2012	Change
	(in thousands)
Cash flow from operating activities:
Net income	$15,062	$18,345	$(3,283)
Depreciation expense	36,503	22,642	13,861
Amortization of deferred revenue	(16,851)	(19,296)	2,445
Amortization of deferred mobilization costs	9,599	14,673	(5,074)
Amortization of deferred financing costs	3,687	2,861	826
Deferred income taxes	(677)	418	(1,095)
Share-based compensation expense	2,053	923	1,130
Changes in operating assets and liabilities, net	22,771	(89,538)	112,309

Net cash provided by (used in) operating activities	$72,147	$(48,972)	$121,119

The increase in net cash provided by operating activities is primarily due to a full quarter of operations from our four operating drillships for the three months ended March 31, 2013, as opposed to a full quarter of operations from the Pacific Bora and the Pacific Scirocco and a partial quarter of operations from the Pacific Mistral in the first quarter of 2012. The net cash used in operating activities during the three months ended March 31, 2012 primarily resulted from payments for mobilization and operating expenses and increases in our accounts receivable balance for billings not yet collected.

The following table provides an analysis of our cash flow from investing activities for the three months ended March 31, 2013 and March 31, 2012:

	Three Months Ended March 31,
	2013	2012	Change
	(in thousands)
Cash flow from investing activities:
Capital expenditures	$(134,959)	$(102,115)	$(32,844)
Decrease (increase) in restricted cash	(7)	19,486	(19,493)

Net cash used in investing activities	$(134,966)	$(82,629)	$(52,337)

The increase in net cash used in investing activities primarily resulted from higher amounts of progress payments for our drillships under construction and more spent on capital equipment upgrades during the three months ended March 31, 2013 as compared to the three months ended March 31, 2012. The decrease in restricted cash during the three months ended March 31, 2012 resulted from a release of restricted cash that was collateral for a letter of credit that was cancelled during the first quarter of 2012.

The following table provides an analysis of our cash flow from financing activities for the three months ended March 31, 2013 and 2012:

	Three Months Ended March 31,
	2013	2012	Change
	(in thousands)
Cash flow from financing activities:
Proceeds from long-term debt	$1,000	$300,000	$(299,000)
Payments on long-term debt	(54,687)	—	(54,687)
Deferred financing costs	(21,724)	(6,333)	(15,391)

Net cash provided by (used in) financing activities	$(75,411)	$293,667	$(369,078)

The decrease in cash from financing activities primarily resulted from decreases in proceeds from long-term debt, payments on the PFA and deferred financing costs. During the three months ended March 31, 2013, we completed an initial drawdown of $1.0 million in conjunction with the process to close the SSCF for which we also paid $21.4 million in deferred financing costs. Additionally, we paid $54.7 million in principal repayments on the PFA. During the three months ended March 31, 2012, we borrowed $300 million under the 2015 Senior Unsecured Bonds for which we paid $6.3 million in deferred financing costs.

Letters of Credit

As of March 31, 2013, we were contingently liable under certain performance, bid and custom bonds and letters of credit totaling $203.4 million primarily related to our TI Bond Facilities.

Description of Indebtedness

Project Facilities Agreement. The Project Facilities Agreement includes a Bora Term Loan, a Mistral Term Loan, a Scirocco Term Loan and a Santa Ana Term Loan. See Note 4 to the unaudited condensed consolidated financial statements.

8.25% Senior Unsecured Bonds due 2015. In February 2012, we completed a private placement of $300 million in aggregate principal amount of 8.25% senior unsecured U.S. dollar denominated bonds due 2015 to eligible purchasers. The 2015 Senior Unsecured Bonds bear interest at 8.25% per annum, payable semiannually on February 23 and August 23, and mature on February 23, 2015. See Note 4 to the unaudited condensed consolidated financial statements.

7.25% Senior Secured Notes due 2017. In November 2012, Pacific Drilling V Limited, an indirect, wholly-owned subsidiary of the Company, completed a private placement of $500 million in aggregate principal amount of 7.25% senior secured U.S. dollar denominated notes due 2017 to eligible purchasers. The notes were sold at 99.483% of par. The 2017 Senior Secured Notes bear interest at 7.25% per annum, payable semiannually on June 1 and December 1, commencing on June 1, 2013, and mature on December 1, 2017. See Note 4 to the unaudited condensed consolidated financial statements.

Senior Secured Credit Facility Agreement. On February 19, 2013, Pacific Sharav S.à r.l. and Pacific Drilling VII Limited, and the Company, as guarantor, entered into a senior secured credit facility agreement with a group of lenders to finance the construction, operation and other costs associated with the Pacific Sharav and the Pacific Meltem. See Note 4 to the unaudited condensed consolidated financial statements.

Temporary Import Bond Facilities. As part of the standard Nigerian importation requirements for equipment, we are required to either import the vessel into Nigeria on a permanent basis and pay import duties or apply for a TI permit and put up a bond for the value of the import duties instead. We have entered into Letter of Credit Facility and Guaranty Agreements that provide credit support for the TI Bonds issued in favor of the Government of Nigeria Customs Service for the Pacific Bora and the Pacific Scirocco. See Note 4 to the unaudited condensed consolidated financial statements.

Derivative Instruments and Hedging Activities

We may enter into derivative instruments from time to time to manage our exposure to fluctuations in interest rates and to meet our debt covenant requirements. We do not enter into derivative transactions for speculative purposes; however, for accounting purposes, certain transactions may not meet the criteria for hedge accounting. See Note 6 to the unaudited condensed consolidated financial statements.

Contractual Obligations

The table below sets forth our contractual obligations as of March 31, 2013:

	Remaining nine months	For the years ending December 31,
Contractual Obligations	2013	2014-2015	2016-2017	Thereafter	Total
	(in thousands)
Long-term debt(a)	$164,063	$1,537,500	$500,000	$1,000	$2,202,563
Interest on long-term debt(b)	95,158	196,270	70,547	10	361,985
Operating leases	782	1,808	1,495	2,375	6,460
Purchase obligations(c)	206,213	24,934	—	—	231,147
Ultra-deepwater drillships(d)	799,324	433,290	336,383	—	1,568,997
Long-term payable(e)	—	15,641	—	—	15,641

Total contractual obligations	$1,265,540	$2,209,443	$908,425	$3,385	$4,386,793

(a)	Includes current maturities of long-term debt. In preparing the scheduled maturities of our debt, we assume certain holders of debt under the Project Facilities Agreement will exercise their options to accelerate the maturity date to October 31, 2015.
(b)	Interest payments are based on our existing outstanding borrowings. It is assumed there is not a refinancing of existing long-term debt and there are no prepayments. Interest has been calculated using the interest rate of 1.83% for the Bora Term Loan, 1.87% for the Scirocco Term Loan, 1.60% for the Mistral Term Loan and 2.39% for the Santa Ana Term Loan based on the interest rate swap notional values for each respective Term Loan plus an estimated applicable margin for each of the Term Loans of 3.0%. Interest on the 2015 Senior Unsecured Bonds and the 2017 Senior Secured Notes is calculated at the fixed rate of 8.25% and 7.25%, respectively. Interest on the SSCF is based on existing outstanding borrowings and applicable Commercial Tranche and GIEK Tranche rates.
(c)	Purchase obligations are agreements to purchase goods and services that are enforceable and legally binding, that specify all significant terms, including the quantities to be purchased, price provisions and the approximate timing of the transactions, which includes our purchase orders for goods and services entered into in the normal course of business.
(d)	Amounts for ultra-deepwater drillships include amounts due under construction contracts.
(e)	The long-term payable is due to the client for reimbursements of certain capital equipment upon the termination of the drilling contract with Chevron for the Pacific Bora. For purposes of the contractual obligations table, we assume the contract will terminate after its initial three-year period.

Some of the figures included in the table above are based on estimates and assumptions about these obligations, including their duration and other factors. The contractual obligations we will actually pay in future periods may vary from those reflected in the tables because the estimates and assumptions are subjective.

Critical Accounting Estimates and Policies

The preparation of unaudited condensed consolidated financial statements in conformity with GAAP requires management to make certain estimates and assumptions. These estimates and assumptions impact the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the balance sheet date and the amounts of revenues and expenses recognized during the reporting period. On an ongoing basis, we evaluate our estimates and assumptions, including those related to allowance for doubtful accounts, financial instruments, depreciation of property and equipment, impairment of long-lived assets, income taxes, share-based compensation and contingencies. We base our estimates and assumptions on historical experience and on various other factors we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from such estimates.

Our critical accounting estimates are important to the portrayal of both our financial condition and results of operations and require us to make difficult, subjective or complex assumptions or estimates about matters that are uncertain. We would report different amounts in our consolidated financial statements, which could be material, if we used different assumptions or estimates. We have discussed the development and selection of our critical accounting estimates with our Board of Directors and the Board of Directors has reviewed the disclosure of our critical accounting estimates. During the three months ended March 31, 2013, we have not made any material changes in accounting methodology.

For a discussion of the critical accounting policies and estimates that we use in the preparation of our unaudited condensed consolidated financial statements, see Item 5, “Operating and Financial Review and Prospects—Critical Accounting Estimates and Policies” in our 2012 Annual Report. During the three months ended March 31, 2013, there have been no material changes to the judgments, assumptions and estimates, upon which our critical accounting estimates are based. Significant accounting policies and recently issued accounting standards are discussed in Note 2 to our unaudited condensed consolidated financial statements in this Quarterly Report and in Note 2 to our consolidated financial statements included in our 2012 Annual Report.

FORWARD-LOOKING STATEMENTS

This Quarterly Report contains forward-looking statements that involve risks and uncertainties. Where any forward-looking statement includes a statement about the assumptions or bases underlying the forward-looking statement, we caution that, while we believe these assumptions or bases to be reasonable and made in good faith, assumed facts or bases almost always vary from the actual results, and the differences between assumed facts or bases and actual results can be material, depending upon the circumstances. Where, in any forward-looking statement, our management expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and is believed to have a reasonable basis. We cannot assure you, however, that the statement of expectation or belief will result or be achieved or accomplished. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. Forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will” and similar terms and phrases, including references to assumptions. Forward-looking statements involve risks and uncertainties that may cause actual future activities and results of operations to be materially different from those suggested or described in this Quarterly Report. These risks include the risks that are identified in the “Risk Factors” section of our 2012 Annual Report, and also include, among others, risks associated with the following:

•	the oil and gas market and its impact on demand for our services, including supply and demand for oil and gas and expectations regarding future energy prices;

•	our substantial level of indebtedness;

•	our need for cash to meet our debt service obligations;

•	our limited number of assets and small number of clients;

•	downtime of our drillships;

•	competition within our industry;

•	oversupply of rigs competing with our rigs;

•	termination of our client contracts;

•	restrictions on offshore drilling, including the impact of the Deepwater Horizon incident on offshore drilling;

•	strikes and work stoppages;

•	corruption, militant activities, political instability, ethnic unrest and regionalism in Nigeria and other countries where we may operate;

•	delays and cost overruns in construction projects;

•	our limited operating history;

•	our ability to incur additional indebtedness and compliance with restrictions and covenants in our debt agreements;

•	our levels of operating and maintenance costs;

•	availability of skilled workers and the related labor costs;

•	compliance with governmental, tax, environmental and safety regulation;

•	any non-compliance with the Foreign Corrupt Practices Act, the United Kingdom’s Anti-Bribery Act or any other anti bribery laws;

•	reduced expenditures by oil and natural gas exploration and production companies;

•	general economic conditions and conditions in the oil and natural gas industry;

•	our dependence on key personnel;

•	operating hazards in the oilfield services industry;

•	adequacy of insurance coverage in the event of a catastrophic event;

•	our ability to obtain indemnity from clients;

•	the volatility of the price of our common shares;

•	changes in tax laws, treaties or regulations;

•	effects of new products and new technology in our industry;

•	our incorporation under the laws of Luxembourg and the limited rights to relief that may be available compared to other countries, including the United States; and

•	potential conflicts of interest between our controlling shareholder and our public shareholders.

Any forward-looking statements contained in this Quarterly Report should not be relied upon as predictions of future events. No assurance can be given that the expectations expressed in these forward-looking statements will prove to be correct. Actual results could differ materially from expectations expressed in the forward-looking statements if one or more of the underlying assumptions or expectations proves to be inaccurate or is not realized. You should thoroughly read this Quarterly Report with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this Quarterly Report include additional factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. Some important factors that could cause actual results to differ materially from those in the forward-looking statements are, in certain instances, included with such forward-looking statements and in “Risk Factors” in our 2012 Annual Report. Additionally, new risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of the forward-looking statements by these cautionary statements.

Readers are cautioned not to place undue reliance on the forward-looking statements contained in this Quarterly Report, which represent the best judgment of our management. Such statements, estimates and projections reflect various assumptions made by us concerning anticipated results, which are subject to business, economic and competitive uncertainties and contingencies, many of which are beyond our control and which may or may not prove to be correct. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 3 — Quantitative and Qualitative Disclosure about Market Risk

We are exposed to certain market risks arising from the use of financial instruments in the ordinary course of business. These risks arise primarily as a result of potential changes in the fair market value of financial instruments that would result from adverse fluctuations in interest rates and foreign currency exchange rates as discussed below. We have entered, and in the future may enter, into derivative financial instrument transactions to manage or reduce market risk, but we do not enter into derivative financial instrument transactions for speculative or trading purposes.

Interest Rate Risk. We are exposed to changes in interest rates through our variable rate long-term debt. We use interest rate swaps to manage our exposure to interest rate risks. Interest rate swaps are used to convert floating rate debt obligations to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. See Note 6 and Note 7 to the unaudited condensed consolidated financial statements. As of March 31, 2013, our net exposure to floating interest rate fluctuations on our outstanding debt was $17.1 million, based on floating rate debt of $1,403 million less the $1,385 million notional principal of our floating to fixed interest rate swaps. A 1% increase or decrease to the overall variable interest rate charged to us would thus increase or decrease our interest expense by approximately $0.1 million on an annual basis as of March 31, 2013.

Foreign Currency Exchange Rate Risk. We are exposed to foreign exchange risk associated with our international operations. For a discussion of our foreign exchange risk, see Item 11, “Quantitative and Qualitative Disclosures About Market Risk” in our 2012 Annual Report. There have been no material changes to these previously reported matters during the three months ended March 31, 2013.

PART II — OTHER INFORMATION

Item 1 — Legal Proceedings

See Note 8 to the unaudited condensed consolidated financial statements.

Item 1A — Risk Factors

Except as set forth below, information about material risks related to our business, financial condition and results of operations for the three months ended March 31, 2013 does not materially differ from that set out under Item 3, “Risk Factors” in our 2012 Annual Report. You should carefully consider the risk factors previously disclosed under Item 3, “Risk Factors” in our 2012 Annual Report, which could materially affect our business, financial condition or future results. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition or future results.

We have been sued for patent infringement.

On April 16, 2013, Transocean filed a complaint against us alleging infringement of their dual activity patents. The patents in question are also the subject of pending actions in the United States against Maersk Drilling (“Maersk”) and Stena Drilling. Transocean sued Maersk for infringing two of Transocean’s U.S. patents involving dual activity on drilling assemblies. In April 2011, a jury determined that Maersk had not established that the asserted patent claims were invalid, that Maersk had infringed those claims, and awarded Transocean $15 million for Maersk’s infringement. On June 30, 2011, the judge presiding over the case entered a Final Judgment disregarding the jury award and entering judgment in Maersk’s favor, determining as a matter of law that the asserted patent claims were invalid for obviousness and lack of an enablement and that Maersk had not infringed. Transocean appealed this judgment and, in November 2012, prevailed on appeal. In January 2013, Maersk filed a petition for panel rehearing and rehearing en banc before the court of appeals. The motion was denied in February 2013. Maersk may now file a petition for certiorari with the U.S. Supreme Court. The Stena Drilling case has not yet gone to trial. If our lawsuit with Transocean is adversely determined, we could be forced to pay royalties to Transocean or make indemnity payments to our clients.

Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3 — Defaults Upon Senior Securities

None.

Item 4 — Mine Safety Disclosures

Not applicable.

Item 5 — Other Information

None.

Item 6 — Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Drilling S.A.
(Registrant)

Dated: May 7, 2013	By	/s/ Kinga E. Doris
Kinga E. Doris
Vice President, General Counsel and Secretary